06017172

September 20, 2006

Day

SEC MAIL RECEIVED SEP 25 2006 WASH. D.C. 186 SECTION PROCESSING

SUPPL

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Regarding: Day Software Holding AG
Exemption number 082-34849
Documents furnished under paragraph (b)(1) of Rule 12g3-2

Dear Sir or Madam:

We have previously submitted the following documents required under paragraph (b)(1) of Rule 12g3-2:

Submission Date	Description of Submission
December 3, 2004	Documents required for our Application for Exemption Pursuant to Rule 12g3-2(b) for Day Software Holding AG (the "Company")
May 23, 2005	Exhibit C, a list of the information so made public, filed with the SWX Swiss Exchange or distributed to security holders by the Company from December 3, 2004 to May 23, 2005 including one copy or summary of each of the documents listed in Exhibit C
September 1, 2005	Exhibit D, a list of the information so made public, filed with the SWX Swiss Exchange or distributed to security holders by the Company from May 23, 2005 to September 1, 2005 including one copy or summary of each of the documents listed in Exhibit D
June 2, 2006	Exhibit E, a list of the information so made public, filed with the SWX Swiss Exchange or distributed to security holders by the Company from September 1, 2005 to June 2, 2006 including one copy or summary of each of the documents listed in Exhibit E

Today, we are providing you with Exhibit F, a list of the information so made public, filed with the SWX Swiss Exchange or distributed to security holders by the Company from June 2, 2006 to the current date including one copy or summary of each of the documents listed in Exhibit F. If you have any questions with regard to this information, please contact the undersigned at 949 706 5300 x 113 or Chris Harano at 949 706 5300 x 111.

Sincerely,

PROCESSED
OCT 04 2006
THOMSON FINANCIAL

Tracy Sharp,
Corporate Controller, Day Software, Inc.

EXHIBIT F

From December 1, 2004 to September 20, 2006, the following information has been (i) made public in Switzerland, (ii) filed with the SWX (and made public by such exchange), or (iii) sent to holders of the Company's securities and has not been previously furnished to the SEC in prior submissions dated December 3, 2004, May 23, 2005, September 1, 2005, and June 2, 2006.

PRESS RELEASES/ANNOUNCEMENTS FILED WITH AND MADE PUBLIC BY SWX:

1 Title: Day Reports Financial Results for First Half of Fiscal Year 2006

Dated/Distributed: August 23, 2006

2 Title: Day CRX 1.2 Eases Access to Enterprise Content Providing Full Support of Java Technology Standard – JSR 170

Dated/Distributed: August 16, 2006

3 Title: Communiqué 4.1 Most Open, Standardized Content Management Solution Available

Dated/Distributed: August 16, 2006

4 Title: CRX to Store, Manage, and Exchange Information about Artists and Records on Popular Music Site

Dated/Distributed: June 7, 2006

FINANCIALS

5 Title: Report on the first half 2006

Dated/Distributed: August 23, 2006

Media information

Day Reports Financial Results for First Half of Fiscal Year 2006

Company Increases Half Year Profitability on Growing Revenues

Basel, Switzerland– August 23, 2006– Day Software (SWX: DAYN, OTC:DYIHY), a leading provider of global content management and content infrastructure software, today announced financial results for the first half of 2006.

Highlights

- 23% increase in total revenue as compared to the first half of 2005
- 15% increase in license and maintenance revenue compared to the first half of 2005
- Gross profit increased 24% to CHF 7.15 million compared to CHF 5.79 million in the first half of 2005
- Net income increased 365% to TCHF 735 compared to TCHF 158 in the first half of 2005
- Improved cash balance up to CHF 7.1M compared to CHF 4.3M at beginning of the year.
- New major customers added in the first half of 2006 include Mitsubishi, Nissan, World Savings, RBB Online, Hessischer Rundfunk, DSTA, MinDef and Data Transmission Network (DTN)
- New OEM agreements in the first half of 2006 with FileNet and FAST Search
- Successful initialization of version 2.0 of the Content Repository for Java Technology API under the leadership of Day Software

For the First Half of 2006, Day reported a 23% growth in total revenue over the same period in 2005. Revenues for the First Half totaled CHF 9.55 million, compared with revenues of CHF 7.77 million for the First Half of 2005. License and maintenance revenues increased by 15% over last year, totaling CHF 6.33 million, compared with license and maintenance revenues of CHF 5.48 million for the same period last year. The company increased its gross profit to CHF 7.15 million compared to CHF 5.79 million for the same period in the previous year. Day reported net income of TCHF 735 for the first half 2006 compared to a net income of TCHF 158 for the same period in 2005, an increase of 365%. In addition, the company generated CHF 2.9M of positive cash flow during the first half of 2006

The year over year quarterly revenues were up 20% totaling CHF 4.36 million, compared to CHF 3.65 million for the same period last year. On a quarter over quarter comparison the company did experience slightly lower total revenue due to normal quarterly revenue volatility. Total revenue for the second quarter of 2006 was CHF 4.36 million compared to CHF 5.2 million for the first quarter of 2006.

"We are pleased with the results for the first half of 2006. All major indicators are on track: The company delivered growing revenues and increased profitability. We have secured new major customers in all regions, and have added indirect sales channels with leading companies such as FileNet and Fast," said Michael Moppert, CEO and Chairman of Day. "The healthy results of the first half year give us a stable basis for continued growth in the second half of 2006. The outlook is positive for all our regions: We see solid momentum with each of our product lines. Demand for our new connector technology is increasing. Both our direct distribution and our emerging indirect channel business are very active and will contribute to the growth in the second half of the year."

Enterprise Customers. In the first half, the company added several new customers in all regions, representing key verticals. The automotive sector continued to be an important sector for Day with Mitsubishi and Nissan added as new customers. In Media and Entertainment, the company added Rundfunk Brandenburg Berlin, Hessischer Rundfunk and Data Transmission Network (DTN). In Singapore, Day expanded its presence in the public sector with DSTA and MinDef. In financial services the company added World Savings, a premier consumer financial services company, with over $125 billion in assets.

Channel Customers. Based on the innovative product portfolio Day was able to diversify its delivery channels by adding new revenue streams from OEM contracts. Day signed an agreement with FileNet to provide Web Content Management capabilities for the FileNet P8 platform. FAST, the global leader in enterprise search, has licensed Day's standardized content connectors for various legacy repositories. Chicago-based Acquity Group has developed a "Content Management on Demand" solution. The platform is powered by Day technology and marketed to companies that are looking for a cost efficient, hosted CMS solution. "We are very excited about these new distribution channels. They are an excellent validation of the strength of our technology and open up valuable new customer segments and revenue streams," said Chris Stark, SVP of Sales at Day.

Product Leadership. Day launched Content Repository Extreme (CRX) version 1.1, the latest version of Day's innovative product that enables the storage, management and exchange of content across large-scale enterprises. Day CRX provides an open, standards-based infrastructure for integrating business applications with any structured or unstructured content in an enterprise. New features in Day CRX enable the exchange of high-value content between applications and repositories, including relational databases.

Technology Leadership. Under the leadership of Day's CTO, David Nuescheler, the version 2.0 of the Content Repository for Java Technology API has been successfully initiated. As the head of this global initiative, Day Software hosted a face-to-face meeting in Basel, Switzerland, for the expert group that jointly develops JSR 283 (successor to JSR 170). Participating companies included BEA, EMC, FileNet, IBM, SUN, Oracle and many others. The next version of the standard will help to further improve the interoperability of content applications and content repositories.

The expert group discussed key elements for version 2.0 of the Content Repository for Java Technology API such as access control management, workspace and node-type management in addition to retention aspects of content or cross repository aspects. The latest version provides improved interoperability within the content repository through the addition of new standardized node types like meta information and internationalization.

Capital market activities. In the first half of 2006, Day engaged Merriman Curhan Ford Corporation to provide capital market services for Day. MCF Corporation is a financial services holding company that provides investment research, capital markets services, corporate and venture services, investment banking, asset management and wealth.

MFC is currently working on Day's inclusion on the premium quotation, trading, and disclosure service for OTC securities, the OTCQXSM. Designed to clearly differentiate operating companies with audited financials that can meet certain requirements, OTCQX provides issuers with a mechanism to publish quarterly and annual audited financial reports, management certifications, and interim event disclosure.

About Day (www.day.com)

Day is a leading provider of integrated content, portal and digital asset management software. Day's technology Communiqué offers a comprehensive, rapidly deployable framework to unify and manage all digital business data, systems, applications and processes through the web. Communiqué's content-centric architecture, and its innovative ContentBus, turns the entire business into a virtual repository bringing together content from any system, regardless of location, language or platform.

Day is an international company, founded in 1993 with operations in Europe, North American and Asia. Day's customers are some of the largest global corporations and include Audi, Credit Suisse First Boston (CSFB), DaimlerChrysler, Deutsche Post World Net, Deutsche Bank, Intercontinental Hotels Group, McDonald's and Volkswagen.

A warning regarding forward-looking statements

This press-release may contain forward-looking statements regarding future events or the future performance of Day Software Holding AG and its subsidiaries (the "Company"). Words such as "anticipates," "expects," "intends," "plans," "believes," "may," "will," and variations of these words or similar expressions are intended to identify forward-looking statements. These statements speak only as of the date hereof. Such information is subject to change, and we will not necessarily inform you of such changes. Actual events or results, of course, could differ materially and adversely from those expressed in any forward-looking statement. We refer you to the "Risk Factors" section of the Company's Offering Circular, which can be downloaded from the "Investor Relations" section of the Company's website at www.day.com. The Company's Offering Circular contains and identifies important factors that could cause actual results to differ materially from those contained in any forward-looking statements. Among the important factors which could cause the Company's actual results to differ materially and adversely from such forward-looking statements are the intense competition in its industry, its need to stay on the forefront of technological development within its industry, and uncertainty regarding its future capital needs. The Company's stock is not listed on any United States stock exchange or market, and the Company does not make filings (e.g., Forms 10-K and 10-Q) with the Securities and Exchange Commission under the Securities Exchange Act of 1934.

For Further Information

Peter Nachbur
Day Software AG
Barfuesserplatz 6
4001 Basel, Switzerland
T +41 61 226 98 98

E-Mail peter.nachbur@day.com

Katie Eakins / Katie Assar
LEWIS PR for Day Software
T 619 516 2559

E-Mail day@lewispr.com

The complete Financial Results for First Half Year for Fiscal Year 2006 is on file with the SWX and is available from the Investor Relations section of our web site at www.day.com.

The English text of this press release represents the binding version.

CONSOLIDATED BALANCE SHEETS

(in thousands CHF, except share information)
(unaudited)

ASSETS	June 30, 2006	December 31, 2005
Current assets		
Cash and cash equivalents	7'079	4'256
Restricted cash	-	263
Accounts receivable, net of allowance	4'364	7'224
Unbilled receivables	1'619	1'334
Other receivables	158	19
Prepaid expenses	514	272
Total current assets	**13'734**	**13'368**
Non-current assets		
Property and equipment, net	161	129
Capitalized software development costs, net	1'476	1'217
Investments, net	-	200
Goodwill and intangible assets, net	3'231	3'324
Other assets	96	395
Total non-current assets	**4'964**	**5'265**
TOTAL ASSETS	**18'698**	**18'633**

LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities		
Accounts payable	664	615
Deferred revenue	3'649	3'820
Other current liabilities	249	437
Accrued liabilities	1'343	2'070
Total current liabilities	**5'905**	**6'942**
Deferred revenue less current portion	370	547
Total liabilities	**6'275**	**7'489**
Shareholders' equity		
Share capital, CHF 10.00 par value; 1,374,990 shares issued and outstanding, 676,000 additional authorized and 671,375 conditional as of June 30, 2006; 1,353,570 shares issued and outstanding, 496,000 additional authorized and 568,084 conditional as of December 31, 2005.	13'750	13'536
Treasury shares	(1'185)	(1'227)
Additional paid-in capital	139'686	139'256
Accumulated deficit	(139'176)	(139'911)
Accumulated other comprehensive loss	(652)	(510)
Total shareholders' equity	**12'423**	**11'144**
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**18'698**	**18'633**

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands CHF, except share and per share information)
(unaudited)

	Three Months Ended		Six Months Ended	
	June 30, 2006	June 30, 2005	June 30, 2006	June 30, 2005
Revenues				
Software licenses	1'381	1'434	3'442	3'338
Product support and services	2'981	2'213	6'110	4'436
Total revenues	**4'362**	**3'647**	**9'552**	**7'774**
Cost of revenues				
Software licenses	43	-	91	1
Product support and services	1'264	904	2'312	1'988
Total cost of revenues	**1'307**	**904**	**2'403**	**1'989**
Gross profit	**3'055**	**2'743**	**7'149**	**5'785**
Operating expenses				
Research and development	715	374	1'374	852
Sales and marketing	1'405	1'519	3'187	3'230
General and administrative	822	810	1'548	1'564
Amortization of intangible assets	46	46	93	93
Income (loss) from operations	**67**	**(6)**	**947**	**46**
Interest income	7	4	16	9
Interest expense	(1)	-	(1)	-
Impairment of investments	(187)	-	(187)	-
Foreign exchange gain (loss)	(59)	26	(32)	45
Other income (loss)	(6)	14	1	61
Income (loss) before taxes	**(179)**	**38**	**744**	**161**
Provision for taxes	(1)	-	(9)	(3)
Net income (loss)	**(180)**	**38**	**735**	**158**
Basic earnings (loss)per share	**(0.13)**	**0.03**	**0.54**	**0.13**
Dilutive earnings (loss) per share	**(0.13)**	**0.03**	**0.51**	**0.12**
Shares used in computing basic earnings (loss) per share	**1'358'978**	**1'261'021**	**1'356'793**	**1'234'934**
Shares used in computing dilutive earnings (loss) per share	**1'358'978**	**1'361'048**	**1'452'774**	**1'334'961**

Day

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands CHF)
(unaudited)

	Six Months Ended June 30, 2006	Six Months Ended June 30, 2005
Net income	735	158
Adjustments to reconcile net income to net cash provided by (used in) operating activities		
Depreciation and amortization of fixed assets	59	436
Amortization of intangible assets	93	93
Amortization of capitalized software costs	74	-
Impairment of investments	187	-
Net foreign currency exchange (gain) loss	40	(51)
Share-based compensation	224	12
Stock received in exchange for software	-	(129)
Changes in operating assets and liabilities		
Accounts receivable	2'639	(136)
Unbilled receivables	(113)	(1'587)
Prepaid expenses and other current assets	(6)	92
Other assets	32	(217)
Accounts payable	68	(36)
Deferred revenues	(209)	751
Accrued liabilities	(680)	(31)
Other current liabilities	(180)	96
Net cash provided by (used in) operating activities	**2'963**	**(549)**
Cash flows from investing activities		
Capitalized software development cost	(333)	(1'034)
Purchases of equipment	(94)	(7)
Net cash used in investing activities	**(427)**	**(1'041)**
Cash flows from financing activities		
Proceeds from stock option exercises	266	295
Net proceeds from issuance of share capital	-	1'997
Purchase of treasury shares	(1'342)	(625)
Proceeds from sale of treasury shares	1'418	549
Net cash provided by financing activities	**342**	**2'216**
Net increase in cash and cash equivalents	**2'878**	**626**
Foreign currency adjustment on cash	(55)	45
Cash and cash equivalents at beginning of period	4'256	4'500
Cash and cash equivalents at end of period	**7'079**	**5'171**

Day

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(in thousands CHF, except share information)
(unaudited)

	Share Capital		Treasury	Additional Paid-in	Accumulated	Accumulated Other Comprehensive	Total Shareholders'
	Shares	Amount	Shares	Capital	Deficit	Income (Loss)	Equity
Balances January 1, 2005	**1'209'654**	**12'097**	**(1'074)**	**138'299**	**(140'652)**	**(589)**	**8'081**
Proceeds from exercise of stock options	35'916	359	-	85	-	-	444
Net proceeds from issuance of share capital	108'000	1'080	60	834	-	-	1'974
Purchase of treasury shares	-	-	(1'222)	-	-	-	(1'222)
Proceeds from sale of treasury shares	-	-	1'009	16	-	-	1'025
Stock-based compensation	-	-	-	22	-	-	22
Net income	-	-	-	-	741	-	741
Foreign currency translation	-	-	-	-	-	79	79
Balances December 31, 2005	**1'353'570**	**13'536**	**(1'227)**	**139'256**	**(139'911)**	**(510)**	**11'144**
Proceeds from exercise of stock options	21'420	214	-	52	-	-	266
Additional proceeds from issuance of share capital	-	-	-	120	-	-	120
Purchase of treasury shares	-	-	(1'342)	-	-	-	(1'342)
Proceeds from sale of treasury shares	-	-	1'384	34	-	-	1'418
Share-based compensation	-	-	-	224	-	-	224
Net income	-	-	-	-	735	-	735
Foreign currency translation	-	-	-	-	-	(142)	(142)
Balances June 30, 2006	**1'374'990**	**13'750**	**(1'185)**	**139'686**	**(139'176)**	**(652)**	**12'423**

#2

Day CRX 1.2 Eases Access to Enterprise Content Providing Full Support of Java™ Technology Standard - JSR 170

Basel, Switzerland and Irvine, California – August 16, 2006 – Day Software (SWX: DAYN, OTC:DYIHY), a leading provider of global content management and content infrastructure software, today announced the general availability of Day Content Repository Extreme (CRX) version 1.2, the latest version of Day's innovative product that enables the storage, management and exchange of content across large-scale enterprises.

Day CRX provides an open, standards-based infrastructure for integrating business applications with any structured or unstructured content in an enterprise. New features in Day CRX enable the exchange of high-value content between applications and repositories. Major feature enhancements include:

Scalability / Stability
To increase performance in environments with large data volumes and noticeable transaction loads, CRX 1.2 now leverages the high-performance Apache Derby Persistence Manager. Apache Derby is a robust open source database sponsored by IBM. Apache Derby and IBM Cloudscape are both built from the same open source code base.

Active / Passive Clustering
Active / Passive Clustering is a first of several planned High Availability (HA) features and is now available with the new CRX release. This feature uses a central, high-availability database server for permanent storage, and two CRX servers for non-permanent storage. The two servers read from, and write to, the high-availability server.

Enhanced CRX resource management capabilities
Improvements in the areas of memory management, cache management and performance optimization will make CRX 1.2 advantageous in environments with large data volumes and noticeable transaction loads.

Day CRX is the first content repository on the market to offer complete support for the Java™ technology standards in content management, JSR 170 Content Repository for Java technology API. By natively supporting JSR 170, Day CRX enables applications to store, manage and access content in a robust Java technology-based repository, regardless of which platform, database, storage device, business or Web application was used to create the content. This will substantially mitigate the cost and complexity of maintaining and integrating content across an enterprise, and protect past and future technology investments in content repositories and applications.

"Day continues to play a leadership role in developing JSR 170 because we understand the profound impact that content repositories are having on the software infrastructure of global enterprises," said David Nuescheler, CTO of Day Software. "We are delighted to offer Day CRX version 1.2, our most advanced repository so far, to help organizations easily store, manage and exchange content, no matter what application was used to create it."

Day CRX Download

CRX can be downloaded at http://www.day.com/
More information about the JSR 170 Content Repository for Java technology API can be found at http://jcp.org/en/jsr/detail?id=170

About Day - www.day.com

Day is a leading provider of integrated content, portal and digital asset management software. Day's technology Communiqué offers a comprehensive, rapidly deployable framework to unify and manage all digital business data, systems, applications and processes through the web. Communiqué's content-centric architecture, and its innovative ContentBus, turns the entire business into a virtual repository, bringing together content from any system, regardless of location, language or platform. Day is an international company, founded in 1993, and listed on the SWX Swiss Exchange (SWX: DAYN) since April 2000. Day's customers are some of the largest global corporations and include Audi, DaimlerChrysler, Deutsche Post World Net, General Electric, Intercontinental Hotels Group, McDonald's, UBS and Volkswagen.

For Further Information

Roger Maeder
Day Software AG
Barfuesserplatz 6
4001 Basel, Switzerland
T +41 61 226 98 98
E-Mail roger.maeder@day.com

#3

Communiqué 4.1 most open, standardized content management solution available

Basel, Switzerland and Irvine, California – August 16, 2006 – Day Software (SWX: DAYN, OTC:DYIHY), a leading provider of global content management and content infrastructure software, today announced the availability of Communiqué 4.1, the only native JCR (JSR 170) standard compliant enterprise content management solution available. Initiated by Day, JSR 170 is the Java Content Repository (JCR) standard for the enterprise content management industry. Communiqué revolutionizes the market by decoupling a vendor's content management application from its underlying repository.

Applications leveraging the industry standard application programing interface (API), can run on any JSR 170-compliant repository. This represents a revolutionary shift in the content management industry; previously, customers' content was 'locked away' in vendors' proprietary legacy repositories. The new standard focuses on customers, allowing them to easily access and use their most valuable information, regardless of its location. Communiqué 4.1 ships with, and runs natively, on Day's innovative JCR, Content Repository Extreme (CRX).

"Communiqué 4.1 truly brings customers to the next evolutionary stage of content management – giving them a standardized content infrastructure and unlocking their proprietary legacy repositories," said David Nuescheler, Chief Technology Officer, Day Software. "Companies will now have greater flexibility with Communiqué 4.1 allowing them to choose the best-of-breed products that fit their needs."

Key Enhancements:

The latest version of Communiqué enables enhanced usability for all users, including authors, administrators and developers, to further facilitate all tasks related to the content life cycle within a global enterprise. Enhancements include performance improvements, failover clustering for author systems, a new external web application component, configuration options for versioning, and a portal integration option containing a JSR-168 compliant portlet.

Portal Director
Portal Director provides integration into a portal server environment, allowing Communiqué content to be displayed through a JSR 168-compliant portlet. A portlet can easily be configured and deployed. Content can be dynamically associated with an individual portlet instance using the Communiqué Author environment. Portal Director is currently considered 'Early Access Technology'.

Active / Passive Clustering
Active/Passive Clustering is the first of several planned High Availability (HA) features. This feature uses one central, high-availability database server for permanent storage, and two servers for non-permanent storage. With this capability, it is possible to provide a completely fail-safe authoring system.

External Application Component
This new component makes it possible to easily include external Web applications in a company's Web site. The applications are referenced by their URLs, or, if deployed on the same application server, relative URLs can be used.

Configurable Versioning
Communiqué versioning now supports more configuration options. The maximum number of versions can be specified with different values for different parts of the content. Additionally, an automatic periodical purging of versions can be configured.

Enhanced Rich Text Editing
Enhancements to the user interface further improve usability. The Rich Text Editor now provides more flexibility in image handling and allows the use of custom colors in tables.

Improved Performance
Communiqué 4.1 provides extensive performance analysis capabilities with improved overall repository (CRX) performance. Content Authors will also benefit from improved CMS application performance in the author environment.

Seamless Migration
Communiqué 4.1 is a natural continuation of prior Communiqué releases, and provides an easy transition from prior product versions. Existing Communiqué projects can be migrated 'in place' with an update installer, leaving the existing deployments and architecture intact. New projects can readily use the standardized API and can fully benefit from the new technology.

About Day - www.day.com

Day is a leading provider of integrated content, portal and digital asset management software. Day's technology Communiqué offers a comprehensive, rapidly deployable framework to unify and manage all digital business data, systems, applications and processes through the web. Communiqué's content-centric architecture, and its innovative ContentBus, turns the entire business into a virtual repository, bringing together content from any system, regardless of location, language or platform. Day is an international company, founded in 1993, and listed on the SWX Swiss Exchange (SWX: DAYN) since April 2000. Day's customers are some of the largest global corporations and include Audi, DaimlerChrysler, Deutsche Post World Net, General Electric, Intercontinental Hotels Group, McDonald's, UBS and Volkswagen.

For Further Information

Roger Maeder
Day Software AG
Barfuesserplatz 6
4001 Basel, Switzerland
T +41 61 226 98 98
E-Mail roger.maeder@day.com

#4

CRX to Store, Manage and Exchange information about Artists and Records on Popular Music Site

Basel, Switzerland and Irvine, California – June 7, 2006 – Day Software (SWX: DAYN), a leading provider of global content management and content infrastructure software, today announced that eMusic, the world's largest digital retailer of independent music, has selected Day's Content Repository Extreme (CRX) to store, manage and exchange creative data and information about the artists and music that is available for download from the site.

eMusic is the world's number two digital music service, selling more than 4.5M songs a month. Founded in 1998, the company was the first service to sell songs and albums in the popular MP3 format and the first to launch a digital music subscription service. eMusic stands alone as the only digital music service entirely focused on serving the needs of independent music fans and independent labels. eMusic's unparalleled catalog stocks more than 1,000,000 tracks from established and emerging artists in every genre from the world's top 4,000 independent labels, and sells them in the universally-compatible MP3 format.

"At eMusic, we want to provide our customers with an ultra-fast, intuitive and immersive experience and that requires that we have the best infrastructure," said Cedric Deniau, CTO, eMusic. "Day's CRX product is crucial to providing us with a flexible, dynamic repository where we can store and access merchandising and editorial information about thousands of independent artists and releases."
Based in New York, eMusic is wholly owned by Dimensional Associates, Inc., the private equity arm of JDS Capital management.

"Just as eMusic transformed how music-lovers discover and buy their favorite songs, Day's CRX is transforming the way users access content throughout the enterprise," said Chris Stark, SVP, Americas, Day. "The music industry is very competitive and eMusic has truly forged an innovative and valuable online music retail business being met with considerable success. CRX will help eMusic maintain their competitive edge by having fast, easy access to content from a variety of sources."

Day CRX provides an open, standards-based infrastructure for integrating business applications with any structured or unstructured content in an enterprise. New features in Day CRX enable the exchange of high-value content between applications and repositories. This functionality will substantially mitigate the cost and complexity of maintaining and integrating content across an enterprise, and protect past and future technology investments in content repositories and applications.

About Day - www.day.com

Day is a leading provider of integrated content, portal and digital asset management software. Day's technology Communiqué offers a comprehensive, rapidly deployable framework to unify and manage all digital business data, systems, applications and processes through the web. Communiqué's content-centric architecture, and its innovative ContentBus, turns the entire business into a virtual repository, bringing together content from any system, regardless of location, language or platform.
Day is an international company, founded in 1993, and listed on the SWX Swiss Exchange (SWX: DAYN) since April 2000. Day's customers are some of the largest

global corporations and include Audi, DaimlerChrysler, Deutsche Post World Net, General Electric, Intercontinental Hotels Group, McDonald's, UBS and Volkswagen.

For Further Information

Roger Maeder
Day Software AG
Barfuesserplatz 6
4001 Basel, Switzerland
T +41 61 226 98 98
E-Mail roger.maeder@day.com

Day

H1 2006



Day Software Report for the First Half of Fiscal Year 2006

Results in Detail

Second Quarter

Revenues for the second quarter of 2006 amounted to CHF 4.4 million, as compared to CHF 3.6 million for the second quarter of 2005. License revenues for the second quarter of 2006 amounted to CHF 1.4 million or 32% of total revenues, as compared to CHF 1.4 million for the second quarter of 2005 or 39% of total revenues. Product support and services revenues for the second quarter of 2006 increased 36% to CHF 3.0 million, as compared to CHF 2.2 million for the second quarter of 2005 due to increase in product support as a result of growing customer base and increase in service projects.

In the second quarter of 2006, Day generated revenues of CHF 2.5 million, CHF 1.7 million and CHF 0.2 million in Europe, the Americas and Asia Pacific, respectively. The United States was Day's largest contributor of revenues in the second quarter of 2006.

Revenues for the second quarter of 2006 decreased 15% to CHF 4.4 million, as compared to CHF 5.2 million for the first quarter of 2006. License revenues for the second quarter of 2006 decreased 33% to CHF 1.4 million, as compared to CHF 2.1 million for the first quarter of 2006. Product support and services revenues for the second quarter of 2006 decreased 3% to CHF 3.0 million, as compared to CHF 3.1 million for the first quarter of 2006.

Gross profit for the second quarter of 2006 increased 15% to CHF 3.1 million, as compared to CHF 2.7 million for the second quarter of 2005 and decreased 24% from CHF 4.1 million for the first quarter of 2006. The gross profit margin for the second quarter of 2006 decreased to 70%, as compared to 75% in the second quarter of 2005 and 79% in the first quarter of 2006. This decrease in gross profit margin is due to the decrease in higher margin software license revenues during the second quarter of 2006.

Operating expenses for the second quarter of 2006 increased 11% to CHF 3.0 million, as compared to CHF 2.7 million for the second quarter of 2005. Research and development expenses increased 91% due to capitalization of TCHF 124 of software development costs on 4 new products in the second quarter of 2006 as compared to capitalization of TCHF 559 of software development costs on 1 new product in the second quarter of 2005. Sales and marketing expenses decreased 8% due to decrease in commissions as a result of the decrease in revenues. General and administrative expenses increased 1%. Operating expenses for the second quarter of 2006 included a TCHF 99 charge for share-based compensation expense. Non-operating expenses for the second quarter of 2006 included a TCHF 187 charge for impairment of investments.

Net loss for the second quarter of 2006 was TCHF 180, as compared to net income of TCHF 38 for the second quarter of 2005 and net income of TCHF 915 for the first quarter of 2006. Basic loss per share was CHF 0.13 for the second quarter of 2006, as compared to basic earnings per share of CHF 0.03 for the second quarter of 2005 and basic earnings per share of CHF 0.67 for the first quarter of 2006. Dilutive loss per share was CHF 0.13 for the second quarter of 2006, as compared to dilutive earnings per share of

CHF 0.03 for the second quarter of 2005 and dilutive earnings per share of CHF 0.63 for the first quarter of 2006.

First Half

Revenues for the first half of 2006 amounted to CHF 9.6 million, as compared to CHF 7.8 million for the first half of 2005. License revenues for the first half of 2006 amounted to CHF 3.4 million or 35% of total revenues, as compared to CHF 3.3 million for the first half of 2005 or 42% of total revenues. Product support and services revenues for the first half of 2006 increased 39% to CHF 6.1 million, as compared to CHF 4.4 million for the first half of 2005. The increase in revenues from the first half of 2005 as compared to the first half 2006 is due to increase in product support as a result of growing customer base and an increase in license and services contracts.

In the first half of 2006, Day generated revenues of CHF 4.7 million, CHF 4.6 million and CHF 0.3 million in Europe, the Americas and Asia Pacific, respectively. The United States was Day's largest contributor of revenues in the first half of 2006.

Gross profit for the first half of 2006 increased 22% to CHF 7.1 million, as compared to CHF 5.8 million for the first half of 2005. The gross profit margin for the both the first half of 2006 and the first half of 2005 was 74%.

Operating expenses for the first half of 2006 increased 9% to CHF 6.2 million, as compared to CHF 5.7 million for the first half of 2005. Research and development expenses increased 61% due to capitalization of TCHF 333 of software development costs on 4 new products in the first half of 2006 as compared to capitalization of CHF 1.0 million of software development costs on 1 new product in the first half of 2005. Sales and marketing expenses decreased 1%. General and administrative expenses decreased 1%. Operating expenses for the first half of 2006 included a TCHF 224 charge for share-based compensation expense. Non-operating expenses for the first half of 2006 included a TCHF 187 charge for impairment of investments.

Net income for the first half of 2006 was TCHF 735, as compared to net income of TCHF 158 for the first half of 2005. Basic earnings per share was CHF 0.54 for the first half of 2006, as compared to basic earnings per share of CHF 0.13 for the first half of 2005. Dilutive earnings per share was CHF 0.51 for the first half of 2006, as compared to dilutive earnings per share of CHF 0.12 for the first half of 2005.

Employees

Total headcount as of June 30, 2006 and December 31, 2005 was 83 and 72 full time employees, respectively. Headcount as of June 30, 2006 was allocated as follows: professional services 18%, research and development 25%, sales and marketing 21%, general and administration 13% and MarketingNet 23%.

Consolidated Balance Sheets

(in thousands CHF, except share information)

(unaudited)

ASSETS	**June 30, 2006**	**December 31, 2005**
Current assets		
Cash and cash equivalents	7,079	4,256
Restricted cash	-	263
Accounts receivable, net of allowance	4,364	7,224
Unbilled receivables	1,619	1,334
Other receivables	158	19
Prepaid expenses	514	272
Total current assets	**13,734**	**13,368**
Non-current assets		
Property and equipment, net	161	129
Capitalized software development costs, net	1,476	1,217
Investments, net	-	200
Goodwill and intangible assets, net	3,231	3,324
Other assets	96	395
Total non-current assets	**4,964**	**5,265**
TOTAL ASSETS	***18,698***	***18,633***
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities		
Accounts payable	664	615
Deferred revenue	3,649	3,820
Other current liabilities	249	437
Accrued liabilities	1,343	2,070
Total current liabilities	**5,905**	**6,942**
Deferred revenue less current portion	370	547
Total liabilities	**6,275**	**7,489**
Shareholders' equity		
Share capital, CHF 10.00 par value; 1,374,990 shares issued and outstanding, 676,000 additional authorized and 671,375 conditional as of June 30, 2006; 1,353,570 shares issued and outstanding, 496,000 additional authorized and 568,084 conditional as of December 31, 2005.	13,750	13,536
Treasury shares	(1,185)	(1,227)
Additional paid-in capital	139,686	139,256
Accumulated deficit	(139,176)	(139,911)
Accumulated other comprehensive loss	(652)	(510)
Total shareholders' equity	**12,423**	**11,144**
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	***18,698***	***18,633***

Consolidated Statements of Operations

(in thousands CHF, except share and per share information)
(unaudited)

	Three Months Ended		Six Months Ended	
	June 30, 2006	June 30, 2005	June 30, 2006	June 30, 2005
Revenues				
Software licenses	1,381	1,434	3,442	3,338
Product support and services	2,981	2,213	6,110	4,436
Total revenues	**4,362**	**3,647**	**9,552**	**7,774**
Cost of revenues				
Software licenses	43	-	91	1
Product support and services	1,264	904	2,312	1,988
Total cost of revenues	**1,307**	**904**	**2,403**	**1,989**
Gross profit	**3,055**	**2,743**	**7,149**	**5,785**
Operating expenses				
Research and development	715	374	1,374	852
Sales and marketing	1,405	1,519	3,187	3,230
General and administrative	822	810	1,548	1,564
Amortization of intangible assets	46	46	93	93
Income (loss) from operations	**67**	**(6)**	**947**	**46**
Interest income	7	4	16	9
Interest expense	(1)	-	(1)	-
Impairment of investments	(187)	-	(187)	-
Foreign exchange gain (loss)	(59)	26	(32)	45
Other income (loss)	(6)	14	1	61
Income (loss) before taxes	**(179)**	**38**	**744**	**161**
Provision for taxes	(1)	-	(9)	(3)
Net income (loss)	**(180)**	**38**	**735**	**158**
Basic earnings (loss)per share	**(0.13)**	**0.03**	**0.54**	**0.13**
Dilutive earnings (loss) per share	**(0.13)**	**0.03**	**0.51**	**0.12**
Shares used in computing basic earnings (loss) per share	**1,358,978**	**1,261,021**	**1,356,793**	**1,234,934**
Shares used in computing dilutive earnings (loss) per share	**1,358,978**	**1,361,048**	**1,452,774**	**1,334,961**

Consolidated Statements of Cash Flows

(in thousands CHF)
(unaudited)

	Six Months Ended June 30, 2006	Six Months Ended June 30, 2005
Net income	735	158
Adjustments to reconcile net income to net cash provided by (used in) operating activities		
Depreciation and amortization of fixed assets	59	436
Amortization of intangible assets	93	93
Amortization of capitalized software costs	74	-
Impairment of investments	187	-
Net foreign currency exchange (gain) loss	40	(51)
Share-based compensation	224	12
Stock received in exchange for software	-	(129)
Changes in operating assets and liabilities		
Accounts receivable	2,639	(136)
Unbilled receivables	(113)	(1,587)
Prepaid expenses and other current assets	(6)	92
Other assets	32	(217)
Accounts payable	68	(36)
Deferred revenues	(209)	751
Accrued liabilities	(680)	(31)
Other current liabilities	(180)	96
Net cash provided by (used in) operating activities	**2,963**	**(549)**
Cash flows from investing activities		
Capitalized software development cost	(333)	(1,034)
Purchases of equipment	(94)	(7)
Net cash used in investing activities	**(427)**	**(1,041)**
Cash flows from financing activities		
Proceeds from stock option exercises	266	295
Net proceeds from issuance of share capital	-	1,997
Purchase of treasury shares	(1,342)	(625)
Proceeds from sale of treasury shares	1,418	549
Net cash provided by financing activities	**342**	**2,216**
Net increase in cash and cash equivalents	**2,878**	**626**
Foreign currency adjustment on cash	(55)	45
Cash and cash equivalents at beginning of period	4,256	4,500
Cash and cash equivalents at end of period	**7,079**	**5,171**

Consolidated Statements of Shareholders' Equity

(in thousands CHF, except share information)
(unaudited)

	Share Capital		Treasury	Additional Paid-in	Accumulated	Accumulated Other Comprehensive	Total Shareholders'
	Shares	Amount	Shares	Capital	Deficit	Income (Loss)	Equity
Balances January 1, 2005	**1,209,654**	**12,097**	**(1,074)**	**138,299**	**(140,652)**	**(589)**	**8,081**
Proceeds from exercise of stock options	35,916	359	-	85	-	-	444
Net proceeds from issuance of share capital	108,000	1,080	60	834	-	-	1,974
Purchase of treasury shares	-	-	(1,222)	-	-	-	(1,222)
Proceeds from sale of treasury shares	-	-	1,009	16	-	-	1,025
Stock-based compensation	-	-	-	22	-	-	22
Net income	-	-	-	-	741	-	741
Foreign currency translation	-	-	-	-	-	79	79
Balances December 31, 2005	**1,353,570**	**13,536**	**(1,227)**	**139,256**	**(139,911)**	**(510)**	**11,144**
Proceeds from exercise of stock options	21,420	214	-	52	-	-	266
Additional proceeds from issuance of share capital	-	-	-	120	-	-	120
Purchase of treasury shares	-	-	(1,342)	-	-	-	(1,342)
Proceeds from sale of treasury shares	-	-	1,384	34	-	-	1,418
Share-based compensation	-	-	-	224	-	-	224
Net income	-	-	-	-	735	-	735
Foreign currency translation	-	-	-	-	-	(142)	(142)
Balances June 30, 2006	**1,374,990**	**13,750**	**(1,185)**	**139,686**	**(139,176)**	**(652)**	**12,423**

Notes to Consolidated Interim Financial Statements
(in thousands of CHF, except share information)
(unaudited)

Note 1 – Organization and History

Day Software Holding AG (collectively with its subsidiaries, the "Company") was formed on October 29, 1999, as a stock corporation under the laws of Switzerland. The Company is an international provider of global content and infrastructure software. The Company's technology, Communiqué, offers a comprehensive, rapidly deployable framework to unify and manage all digital business data, systems, applications and processes through the web. Communiqué's content-centric architecture and its innovative ContentBus turn the entire business into a virtual repository, bringing together content from any system, regardless of location, language or platform. The Company's technology, CRX, is a java content repository that fully implements the new Java Content Repository API (JCR) standard that makes high value content easily accessible for any application. CRX is the first commercially available, industry strength implementation of the groundbreaking new JSR 170 standard for content repositories. The Company's products and services are marketed throughout Europe, the Americas and Asia Pacific.

Note 2 – Summary of Significant Accounting Policies

Basis of Presentation

The accompanying unaudited consolidated interim financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America ("US GAAP"). Certain amounts reported in previous years have been reclassified to conform to the 2006 presentation.

These unaudited consolidated interim financial statements should be read in conjunction with the audited financial statements and notes related thereto for the period ended December 31, 2005, included in the Company's Annual Report. The unaudited consolidated interim financial statements include all adjustments necessary to present fairly the Company's consolidated financial position as of June 30, 2006, notes explaining any significant changes that have occurred since December 31, 2005 and the consolidated results of its operations and cash flows for the six months ended June 30, 2006. The consolidated results of such interim periods are not necessarily indicative of the results to be achieved for the period ended December 31, 2006.

Principles of Consolidation

The accompanying unaudited consolidated interim financial statements include the accounts of Day Software Holding AG and its wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

Note 3 – Investments

The Company has an equity investment before impairment charges totaling TCHF 157 in common stock and TCHF 98 in preferred stock of a non-publicly traded company ("investee"). The Company's Chief Financial Officer was a member of the Board of Directors of the investee company when these investments were transacted, but he resigned from his position in 2005. Common stock was acquired in March of 2005 in exchange for software license and maintenance sold and is carried at cost which was determined by reference to the value of the software license and maintenance exchanged. Preferred stock was acquired in 2004 in exchange for software license and maintenance sold and is carried at cost which was determined by reference to recent private-placement sales of the investee's common stock. In 2005, the Company acquired additional common and preferred stock in the investee company and received a note receivable for TCHF 33 from the investee company in exchanged for cash of TCHF 33. The Company's total ownership percentage in the investee company as of June 30, 2006 and December 31, 2005 was 14.65%.

Impairment in value of cost method investments that are considered to be other-than-temporary are recognized immediately as expense and a new cost basis is established. A cost method investment is evaluated for impairment whenever events or circumstances indicate that the investment may be impaired. During 2005, the Company determined that an impairment of TCHF 73 existed on its investments. During the three months ended June 30, 2006, the Company determined that the investment was fully impaired and recorded a TCHF 187 impairment charge. The carrying value of the investment was TCHF 0 and TCHF 200 as of June 30, 2006 and December 31, 2005, respectively.

Note 4 – Capitalized Software Development Costs

Statement of Financial Accounting Standard No. 86, Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed, requires development costs incurred in the research and development of new software products to be sold or marketed to be expensed as incurred until technological feasibility in the form of a working model has been established at which time such costs are capitalized, subject to recoverability, until the software products are available for sale. Software costs capitalized during the six months ended June 30, 2006 and 2005 totaled TCHF 333 and 1,034, respectively. Monthly amortization of capitalized software development costs, charged to cost of revenues, will be equal to the greater of the amount calculated by the straight-line method over the estimated life of the product or the amount calculated by using the ratio that current gross revenues bear to total estimated gross revenues of the product. Amortization expense for the six months ended June 30, 2006 and 2005 was TCHF 74 and TCHF 0, respectively.

Note 5 – Shareholders' Equity

In June 2005, Day issued 108,000 shares of authorized capital to a group of investors ("Investors"). Net proceeds from the transaction totaled TCHF 1,914. In connection with the transaction, the Company incurred TCHF 415 of costs that have been recorded as a reduction in capital reserves. These transaction costs include TCHF 60 of costs to acquire 3,000 treasury shares at a price of CHF 20 per share from the Company's Chief Executive Officer. The Company also paid fees totaling TCHF 25 to the Company's Chief Executive Officer's wife for legal services related to the transaction. In connection with the transaction above, the Investors had the right to acquire an additional 12,000 shares at a price of CHF 10.00 per share if the average price of a share becomes less than the original issue price during the period starting on July 1, 2005 and ending on June 30, 2006. The Investors deposited TCHF 120 in a non-interest bearing bank account to be used to acquire these additional shares. As of June 30, 2006, these funds had not been used to acquire additional shares and were contributed to the Company as additional paid-in capital.

Note 6 – Share-based Compensation

The Company has two stock option plans, the Day Interactive Holding AG International Stock Option Plan (the "International Option Plan") and the Day Interactive Holding AG United States Stock Option Plan (the "United States Option Plan"). Both the International Option Plan and United States Option Plan are administered by the Board of Directors, which determines the terms and conditions of the options granted, including exercise price, number of options granted and the vesting period of such options. Substantially all of the stock options outstanding vest over a 2 to 4 year period all and have an exercise price equal to the market value on date of grant. The maximum term of options granted under the International Option Plan and the United States Option Plan is ten years. The maximum shares of capital stock for issuance under the United States Option Plan and the International Option Plan is 373,595 and 186,800, respectively.

On January 1, 2006, the Company adopted Statement of Financial Accounting Standard No. 123 (revised 2004), Share-Based Payment ("SFAS 123R"). SFAS 123R establishes accounting guidance for transactions in which an entity awards its equity instruments in exchange for employee services. The cost of the employee's service is measured based on the grant dated fair value of the equity instrument, adjusted for estimated forfeiture rate, and is expensed over the vesting period of the equity instrument. SFAS 123R applies to all awards granted, modified, repurchase or cancelled after SFAS 123R is adopted. The Company is using the modified prospective method established under SFAS 123R to account for all unvested awards granted prior to January 1, 2006. Under the modified prospective method, share-based compensation expense is calculated by taking the grant date fair market value of the award calculated under SFAS 123R and amortizing the pro rata expense over the remaining vesting period.

Share-based compensation expense included in the consolidated statement of operations for the six months ended June 30, 2006 is as follows:

In thousands CHF	2006
Cost of revenues	8
Research and development	21
Sales and marketing	75
General and administrative	120
Total share based compensation expense	224

For the six months ended June 30, 2006, the Company calculated the fair value of each option grant on the date of grant using the Black-Scholes option-pricing model as prescribed by SFAS 123R using the assumptions in the following table. The risk free interest rate under the International Option Plan is based on the Swiss Confederation bond yield during the option grant period.

Risk free interest rate under International Option Plan	2.25%
Risk free interest rate under United States Option Plan	4.5 –4.9%
Expected life (years) under International Option Plan	3-4.5
Expected life (years) under United States Option Plan	7
Expected volatility	47-48.8%
Forfeiture rate under International Option Plan	14.51%
Forfeiture rate under United States Option Plan	6.1%
Dividend yield	-

The weighted average grant date fair value for options issued during the six months ended June 30, 2006 was CHF 11.12.

Stock option activity under the International Option Plan and United States Option Plan for the six months ended June 30, 2006 was as follows:

	Number of Shares	Weighted Average Exercise Price
Outstanding, December 31, 2005	307,672	17.93
Granted	39,500	23.63
Exercised	(21,420)	12.42
Cancelled	(2,683)	28.10
Outstanding, June 30, 2006	323,069	18.90

The following table summarizes information regarding stock options as of June 30, 2006:

Range of Exercise Prices On Options Outstanding	Options Outstanding As of June 30, 2006	Weighted Average Contractual Life Remaining on Options Outstanding (Years)	Weighed Average Exercise Price On Options Outstanding	Options Exercisable As of June 30, 2006	Weighed Average Exercise Price On Options Exercisable
10.00 - 14.00	95,495	4.51	12.26	92,284	12.22
15.05 - 19.75	56,970	5.11	17.32	42,523	17.19
20.10 - 24.30	140,914	6.61	21.21	67,924	20.70
25.00 - 29.00	9,590	7.58	26.81	4,821	25.40
30.62 - 35.00	20,100	3.32	34.98	20,000	35.00
Totals	323,069			227,552	

Prior to January 1, 2006, the Company applied the intrinsic-value based method prescribed by Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees ("APB 25"), and related interpretations including Financial Accounting Standards Board Interpretation No. 44, Accounting for Certain Transactions Involving Stock Compensation, an interpretation of APB Opinion No. 25 ("FIN 44"). Under this method, compensation expense is recorded on the date of grant only if the current market price of the underlying stock exceeds the exercise price or the exercise price is not fixed at the date of grant. Such compensation expense, if any, is recognized over the service period to which the option relates. Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation ("SFAS 123") and Statement of Financial Accounting Standards No. 148, Accounting for Stock-Based Compensation-Transition and Disclosure ("SFAS 148"), established accounting and disclosure requirements using a fair value based method of accounting for stock-based compensation plans. As permitted by SFAS 123, the Company adopted only the following disclosure requirements of SFAS 123, as amended.

Effect on net income had the Company applied the fair value based method to all outstanding and unvested awards during the six months ended June 30, 2005:

In thousands CHF except per share data	2005
Net income, as reported	158
Deduct: Total stock-based compensation expense determined under fair value based method, net of related tax effects	(589)
Net loss, pro forma	(431)
Basic earnings per share, as reported	0.13
Basic loss per share, pro forma	(0.35)
Dilutive earnings per share, as reported	0.12
Dilutive loss per share, pro forma	(0.35)

The Company calculated the fair value of each option grant on the date of grant using the Black-Scholes option-pricing model as prescribed by SFAS 123 using the following assumptions for options granted during the six months ended June 30, 2005:

	2005
Risk free interest rate	2.25%
Expected life (years)	5
Expected volatility	42-86%
Dividend yield	-

Note 7 – Retirement and Pension Plans

United States

In the United States, the Company sponsors a 401(k) retirement plan that is considered a defined contribution discretionary plan under which eligible participants may contribute up to a maximum of 80% of their pre-tax earnings subject to certain statutory limitations. The Company made no discretionary contributions to the 401(k) retirement plan during the six months ended June 30, 2006 and 2005.

Switzerland

The Company sponsors a defined benefit plan (the "Plan") covering all of its employees earning more than TCHF 25 per year. Net periodic pension benefit cost for the six months and three months ended June 30, 2006 was TCHF 176 and TCHF 86, respectively. Net periodic pension benefit cost for the six months and three months ended June 30, 2005 was TCHF 189 and TCHF 92, respectively..

Note 8 – Earnings Per Share

Basic earnings per share is computed by dividing net income available to shareholders by the weighted average number of shares outstanding during the period. Diluted earnings per share calculated for the six months ended June 30, 2006 and 2005 is computed by dividing net income available to shareholders by the weighted average number of shares outstanding plus the effect of potentially dilutive common shares outstanding during the period using the treasury stock method. Potentially dilutive common shares include outstanding stock options. Common stock equivalents totaling 70,390 and 29,533 have been excluded from the calculation of the weighed average shares outstanding for the six months ended June 30, 2006 and 2005, respectively, as the effects are anti-dilutive.

Note 9 – Segment Information

The Company operates predominantly in a single industry segment as a provider of enterprise software and related services. The Company's reportable operating segments, based on geographic location of transaction, are Europe, the Americas and Asia Pacific. The accounting policies of the segments are the same as those described in the summary of significant accounting policies. Intergeographic revenues primarily represent intercompany revenues which are accounted for based on established sales prices between the related companies and are eliminated in consolidation.

Segments by geographic area of origin are as follows:

	For the Six Months Ended June 30,	
In thousands CHF	**2006**	**2005**
Revenues		
Europe	5,051	4,675
Americas	4,255	3,057
Asia Pacific	634	78
Elimination of intergeographic revenues	(388)	(36)
Total revenues	9,552	7,774
Net Income (Loss)		
Europe	(936)	(1,059)
Americas	1,671	1,217
Total net income	735	158

In thousands CHF	**June 30, 2006**	**December 31, 2005**
Europe	13,587	12,385
Americas	5,111	6,248
Total assets	**18,698**	**18,633**

Note 10 – Commitments and Contingencies

The Company's standard software license agreement includes an indemnification clause that indemnifies the licensee against liability and damages arising out of or in connection with an assertion that the software infringes any United States trademark or copyright. Financial Accounting Standards Board Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others", requires certain disclosures regarding intellectual property infringement indemnification. To date, the Company has had no material claims or costs related to these indemnification clauses and therefore, has no liability recorded related to these indemnification clauses as of June 30, 2006.

About Day (www.day.com)

Day is a leading provider of integrated content, portal and digital asset management software. Day's technology Communiqué offers a comprehensive, rapidly deployable framework to unify and manage all digital business data, systems, applications and processes through the web. Communiqué's content-centric architecture, and its innovative ContentBus, turns the entire business into a virtual repository bringing together content from any system, regardless of location, language or platform.

Day is an international company, founded in 1993, and listed on the SWX Swiss Exchange (SWX:DAYN) since April 2000, with operations in Europe, North American and Asia. Day's customers are some of the largest global corporations and include Audi, Credit Suisse First Boston (CSFB), DaimlerChrysler, Deutsche Post World Net, Deutsche Bank, Intercontinental Hotels Group, McDonald's and Volkswagen.

A warning regarding forward-looking statements

This report may contain forward-looking statements regarding future events or the future performance of Day Software Holding AG and its subsidiaries (the "Company"). Words such as "anticipates," "expects," "intends," "plans," "believes," "may," "will," and variations of these words or similar expressions are intended to identify forward-looking statements. These statements speak only as of the date hereof. Such information is subject to change, and we will not necessarily inform you of such changes. Actual events or results, of course, could differ materially and adversely from those expressed in any forward-looking statement. We refer you to the "Risk Factors" section of the Company's Offering Circular, which can be downloaded from the "Investor Relations" section of the Company's website at www.day.com. The Company's Offering Circular contains and identifies important factors that could cause actual results to differ materially from those contained in any forward-looking statements. Among the important factors which could cause the Company's actual results to differ materially and adversely from such forward-looking statements are the intense competition in its industry, its need to stay on the forefront of technological development within its industry, and uncertainty regarding its future capital needs. The Company's stock is not listed on any United States stock exchange or market, and the Company does not make filings (e.g., Forms 10-K and 10-Q) with the Securities and Exchange Commission under the Securities Exchange Act of 1934.

For further information

Peter Nachbur
Day Software Holding AG
Barfüsserplatz 6
4001 Basel, Switzerland

T +41 61 226 98 98
F +41 61 226 98 97
E-Mail peter.nachbur@day.com

The English text of this report represents the binding version.